Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, each dated May 1, 2022, and each included in this Post-Effective Amendment No. 111 on the Registration Statement (Form N-1A, File No. 002-51739) of Voya Variable Funds (the "Registration Statement").

We also consent to the incorporation by reference of our report dated February 24, 2022, with respect to Voya Growth and Income Portfolio (the "Portfolio") (one of the portfolios constituting Voya Variable Funds) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended December 31, 2021, into this Registration Statement filed with the Securities and Exchange Commission.

Boston, Massachusetts

April 25, 2022